UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No.

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Keeley Teton ETF Trust

Keeley-Teton Advisors, LLC

Teton Advisors, Inc.

G.distributors, LLC

141 West Jackson, Suite 2150

Chicago, IL 60604

Please send all communications regarding this Application to:

Kevin M. Keeley	Nicholas F. Galluccio	Michael R. Rosella
Keeley-Teton Advisors, LLC	Teton Advisors, Inc.	Paul Hastings LLP
141 West Jackson, Suite 2150	One Corporate Center,	200 Park Avenue
Chicago, IL 60604	Rye, New York 10580	New York, NY 10166
(312) 621-5084	(914) 457-1070	(212) 318-6800

As filed with the U.S. Securities and Exchange Commission on July 1, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Keeley Teton ETF Trust Keeley-Teton Advisors, LLC Teton Advisors, Inc. G.distributors, LLC File No.	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this application, Keeley Teton ETF Trust, (“Trust”), Keeley-Teton Advisors, LLC, Teton Advisors, Inc. (Keeley-Teton Advisors, LLC and Teton Advisors, Inc. each an “Adviser” and together the “Advisers”), and G.distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveSharesSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveSharesSM ETFs listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by an Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser” or “Advisers”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).
[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

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II.	APPLICANTS

A. The Trust

The Trust is a Delaware statutory trust organized under the laws of the Delaware and will consist of one or more series operating as ActiveSharesSM ETFs. The Trust will be registered with the Commission as an open-end management investment company under the Act.

B. The Advisers

The Advisers will be the investment advisers to the Initial Funds. Keeley-Teton Advisors, LLC is a Delaware limited liability company with its principal place of business in New York, and Teton Advisors, Inc. is a Delaware corporation with its principal place of business in New York. The Advisers are, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisers have entered into, or anticipates entering into, a licensing agreement with Precidian Funds LLC, or an affiliate thereof, in order to offer ActiveShares ETFs.3

Subject to approval by the Fund’s board of trustees, an Advisers will serve as investment advisers to the Funds. Each Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Advisers and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•	With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications.

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concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Keeley Teton ETF Trust

By:	/s/ Kevin M. Keeley
Name: Kevin M. Keeley
Title: Trustee

Keeley-Teton Advisors, LLC

By:	/s/ Kevin M. Keeley
Name: Kevin M. Keeley
Title: President

Teton Advisors, Inc.

By:	/s/ Nicholas F. Galluccio
Name: Nicholas F. Galluccio
Title: President

G.distributors, LLC

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Chief Executive Officer

Dated: June 25, 2019

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Resolutions of Keeley Teton ETF Trust

(as adopted June 7, 2019)

RESOLVED:

That the Trust be, and it hereby is, authorized to prepare and file with the SEC an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED:

That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized to take any and all actions as are reasonable or necessary to obtain the Order.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

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Authorization Rule 0-2(c)(1)

Authorization of Keeley-Teton Advisors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Keeley-Teton Advisors, LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Keeley-Teton Advisors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Keeley-Teton Advisors, LLC

By:	/s/ Kevin M. Keeley
Name:	Kevin M. Keeley
Title:	President

Authorization of Teton Advisors, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Teton Advisors, Inc. have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Teton Advisors, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Teton Advisors, Inc.

By:	/s/ Nicholas F. Galluccio
Name:	Nicholas F. Galluccio
Title:	President

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Authorization Rule 0-2(c)(1)

Authorization of G.distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by G.distributors, LLC have been taken, and that as the Chief Executive Officer thereof, she is authorized to execute and file the same on behalf of G.distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

G.distributors, LLC

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Chief Executive Officer

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Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Keeley Teton ETF Trust; that he is the sole Trustee of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 25th day of June, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kevin M. Keeley
Name: Kevin M. Keeley
Title: Trustee

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Keeley-Teton Advisors, LLC; that he is the President of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 25th day of June, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kevin M. Keeley
Name: Kevin M. Keeley
Title: President

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Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Teton Advisors, Inc.; that he is the President of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 25th day of June, 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas F. Galluccio
Name: Nicholas F. Galluccio
Title: President

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, G.distributors, LLC; that she is the Chief Executive Officer of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 25th day of June, 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Chief Executive Officer

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APPENDIX A

Initial Funds

KEELEY Small Cap Dividend Value Fund

KEELEY Small Cap Dividend Value Fund (the “Small Cap Dividend Value Fund”) seeks to achieve its investment objective by investing primarily in companies that have a small market capitalization, which the Adviser defines as securities within the range of the Russell 2000 Value Index at the time of investment, and that currently pay or are reasonably expected to pay dividends to shareholders. The market cap range of the index changes daily, and as a result, the capitalization of small cap companies in which the Small Cap Dividend Value Fund invests will also change. The market capitalization range for the Small Cap Dividend Value Fund is approximately $9.0 million to $4.9 billion. The Adviser looks for stocks with sustainable, expected growth in earnings and dividends and attempts to buy them when they are temporarily out-of-favor or undervalued by the market. Under normal market conditions, the Small Cap Dividend Value Fund will have at least 80% of its net assets plus the amount of any borrowings invested in “dividend-paying” common stocks and other equity-type securities (including preferred stock, convertible debt securities and warrants) of companies of small capitalization.

KEELEY Small-Mid Cap Value Fund

The KEELEY Small-Mid Cap Value Fund (“Small-Mid Cap Value Fund”) seeks to achieve its investment objective by investing primarily in companies that have a small or a mid-size market capitalization, which the Adviser defines as securities within the range of the Russell 2500® Value Index at the time of investment. The market cap range of the index changes daily, and as a result, the capitalization of small and mid-cap companies in which the Small-Mid Cap Value Fund invests will also change. The market capitalization range for the Small-Mid Cap Value Fund is approximately $9.0 million to $12.5 billion. Under normal market conditions, it will have at least 80% of its net assets plus the amount of any borrowings invested in common stocks and other equity-type securities of companies of small or mid-size capitalization.

KEELEY Mid Cap Dividend Value Fund

KEELEY Mid Cap Dividend Value Fund (the “Mid Cap Dividend Value Fund”) seeks to achieve its investment objective by investing primarily in companies that have a mid-size market capitalization, which the Adviser defines as securities within the range of the Russell Midcap Value Index at the time of investment, and that currently pay or are reasonably expected to pay dividends to shareholders. The market cap range of the index changes daily, and as a result, the capitalization of mid-cap companies in which the Mid Cap Dividend Value Fund invests will also change. The market capitalization range for the Mid Cap Dividend Value Fund is approximately $472.0 million to $33.6 billion. The Adviser looks for stocks with sustainable, expected growth in earnings and dividends and attempts to buy them when they are temporarily out-of-favor or undervalued by the market. Under normal market conditions, the Mid Cap Dividend Value Fund will have at least 80% of its net assets plus the amount of any borrowings invested in “dividend-paying” (as defined in the Prospectus) common stocks and other equity-type securities (including preferred stock) of companies of mid-size capitalization.

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TETON Westwood Mighty MitesSM Fund

The TETON Westwood Mighty MitesSM Fund (“Mighty Mites Fund”) primarily invests in common stocks of smaller companies that have a market capitalization (defined as shares outstanding multiplied by current market price) of $500 million or less at the time of the Mighty Mites Fund’s initial investment. The Mighty Mites Fund focuses on micro-cap companies which appear to be underpriced relative to their “private market value.” Private market value is the value which the Mighty Mites Fund’s sub-adviser believes informed investors would be willing to pay to acquire a company. The sub-adviser has disciplines in place that serve as sell signals such as a security reaching a predetermined price target, a change to a company’s fundamentals that make the risk/reward profile unattractive, or a need to improve the overall risk/reward profile of the Fund.

Micro-cap companies may also be new or unseasoned companies which are in their very early stages of development. Micro-cap companies can also be engaged in new and emerging industries.

Micro-cap companies are generally not well-known to investors and have less of an investor following than larger companies. The Gabelli Sub-Adviser will attempt to capitalize on the lack of analyst attention to micro-cap stocks and the inefficiency of the micro-cap market.

TETON Westwood SmallCap Equity Fund

Under normal market conditions, the TETON Westwood SmallCap Equity Fund (“SmallCap Equity Fund”) invests at least 80% of its net assets (which includes, for purposes of this test, the amount of any borrowings for investment purposes) in a portfolio of common stocks of smaller companies. The Adviser characterizes small capitalization companies as those companies with a market capitalization (defined as shares outstanding multiplied by current market price) between $100 million and $2.5 billion at the time of the SmallCap Equity Fund’s initial investment. The Adviser may change this characterization at any time in the future based upon the market capitalizations of the securities included in the Russell 2000® and Russell 2000 Value Indexes. The Adviser closely monitors the issuers and will sell a stock if the stock achieves its price objective and has limited further potential for a price increase, the forecasted price/earnings ratio exceeds the future forecasted growth rate, and/or the issuer suffers a negative change in its fundamental outlook.

TETON Convertible Securities Fund

The TETON Convertible Securities Fund (“Convertible Securities Fund”) invests, under normal circumstances, at least 80% of its net assets in convertible securities, and in derivatives and other instruments that have economic characteristics similar to such securities. The Convertible Securities Fund may invest in securities of any market capitalization or credit quality, and may from time to time invest a significant amount of its assets in securities of smaller companies.

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TETON Westwood Equity Fund

Under normal market conditions, the TETON Westwood Equity Fund (“Equity Fund”) invests at least 80% of its net assets (which includes, for purposes of this test, the amount of any borrowings for investment purposes) in common stocks and securities which may be converted into common stocks. The Equity Fund invests in a portfolio of seasoned companies. Seasoned companies generally have market capitalizations of $1 billion or more and have been operating for at least three years. In selecting securities, the Equity Fund’s sub-adviser maintains a list of securities of issuers which it believes have proven records and potential for above-average earnings growth. It considers purchasing a security on such list if the sub-adviser’s forecast for growth rates and earnings exceeds Wall Street expectations. The sub-adviser closely monitors the issuers and will sell a stock if the sub-adviser expects limited future price appreciation, there is a fundamental change that negatively impacts their growth assumptions, and/or the price of the stock declines 15% in the first forty-five days held.

TETON Westwood Balanced Fund

The TETON Westwood Balanced Fund (“Balanced Fund”) invests in a combination of equity and debt securities. The Balanced Fund is primarily equity-oriented, and uses a top-down approach in seeking to provide equity-like returns but with lower volatility than a fully invested equity portfolio. Westwood Management Corp., the Balanced Fund’s sub-adviser will typically invest 30% to 70% of the Balanced Fund’s assets in equity securities and 70% to 30% in debt securities, and the balance of the Balanced Fund’s assets in cash or cash equivalents. The actual mix of assets will vary depending on the Westwood Sub-Adviser’s analysis of market and economic conditions.

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